HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019 and 2018

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the three and six months ended June 30, 2019, as well as the Company’s audited amended consolidated financial statements and amended MD&A for the year ended December 31, 2018. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information for the three and six months ended June 30, 2019, based on information available to management as of August 8, 2019.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended June 30			Six months ended June 30
(millions of dollars, except as otherwise noted)	2019	2018	Change	2019	2018	Change
Revenues	1,403	1,466	(4.3%)	3,153	3,032	4.0%
Purchased power	653	674	(3.1%)	1,460	1,425	2.5%
Revenues, net of purchased power[1]	750	792	(5.3%)	1,693	1,607	5.4%
Operation, maintenance and administration (OM&A) costs	257	243	5.8%	513	502	2.2%
Depreciation, amortization and asset removal costs	218	209	4.3%	429	404	6.2%
Financing charges	116	103	12.6%	226	202	11.9%
Income tax expense (recovery)	(5)	34	(114.7%)	34	78	(56.4%)
Net income to common shareholder of Hydro One	162	199	(18.6%)	486	414	17.4%

Basic earnings per common share (EPS)	$1,139	$1,399	(18.6%)	$3,417	$2,911	17.4%
Diluted EPS	$1,139	$1,399	(18.6%)	$3,417	$2,911	17.4%

Net cash from operating activities	285	305	(6.6%)	542	693	(21.8%)
Funds from operations (FFO)[1]	333	393	(15.3%)	698	826	(15.5%)

Capital investments	368	399	(7.8%)	677	703	(3.7%)
Assets placed in-service	275	474	(42.0%)	417	617	(32.4%)

Transmission: Average monthly Ontario 60-minute peak demand (MW)	18,226	19,951	(8.6%)	19,494	19,883	(2.0%)
Distribution: Electricity distributed to Hydro One customers (GWh)	6,073	6,111	(0.6%)	13,811	13,517	2.2%

	2019	2018
Debt to capitalization ratio[2]	57.1%	53.6%

[1]	See section “Non-GAAP Measures” for description and reconciliation of FFO and revenues, net of purchased power.

[2]
Debt to capitalization ratio has been presented at June 30, 2019 and December 31, 2018, and has been calculated as total debt (includes total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholder's equity, including preferred shares but excluding any amounts related to noncontrolling interest.

OVERVIEW
The Company's transmission business consists of the transmission system operated by its subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON) in respect of the Bruce-to-Milton transmission line. Hydro One’s distribution business consists of the distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities). The other segment includes certain corporate activities.
For the six months ended June 30, 2019 and 2018, Hydro One’s business segments accounted for the Company’s total revenues, net of purchased power, as follows:

Six months ended June 30	2019	2018
Transmission	47%	53%
Distribution	53%	47%
Other	—%	—%

1

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2019 and 2018

At June 30, 2019 and December 31, 2018, Hydro One’s business segments accounted for the Company’s total assets as follows:

	June 30, 2019	December 31, 2018
Transmission	56%	54%
Distribution	37%	36%
Other	7%	10%
RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholder for the quarter ended June 30, 2019 of $162 million is a decrease of $37 million or 18.6% from the prior year. Significant influences on net income included:

•	lower revenues, net of purchased power, primarily resulting from:

•	lower average monthly Ontario 60-minute peak demand driven by cooler weather in the second quarter of 2019; and

•
deferred tax regulatory adjustment related to accelerated tax depreciation (Accelerated CCA) which will flow through to customers and is offset in lower taxes, with no impact on regulated return on equity (ROE); partially offset by

•	an increase in distribution revenues, net of purchased power, primarily due to the Ontario Energy Board's (OEB) decision on the 2018 and 2019 distribution rates;

•	higher OM&A costs primarily resulting from:

•	higher vegetation management coverage compared to previous year;

•	higher emergency power restoration costs due to a higher volume of non-storm related emergency calls; partially offset by

•	lower project and asset write-offs; and

•	lower costs due to the repatriation of the Call Centre which resulted in operational improvements;

•	higher financing charges primarily resulting from:

•	an increase in interest expense on long-term debt driven by higher weighted-average long-term debt balance outstanding in 2019;

•	lower income tax expense primarily attributable to the following:

•	changes in income before taxes in 2019, compared to 2018;

•	Accelerated CCA resulting from the enactment of certain 2019 federal and Ontario budget measures in the second quarter of 2019; and

•	incremental tax deductions from deferred tax asset sharing mandated by the OEB.
Net income attributable to common shareholder for the six months ended June 30, 2019 of $486 million is an increase of $72 million or 17.4% from the prior year. Year-to-date results were impacted by similar factors to those noted above.
Revenues

	Three months ended June 30			Six months ended June 30
(millions of dollars, except as otherwise noted)	2019	2018	Change	2019	2018	Change
Transmission	374	430	(13.0%)	803	851	(5.6%)
Distribution	1,029	1,036	(0.7%)	2,350	2,181	7.7%
Total revenues	1,403	1,466	(4.3%)	3,153	3,032	4.0%

Transmission	374	430	(13.0%)	803	851	(5.6%)
Distribution, net of purchased power	376	362	3.9%	890	756	17.7%
Total revenues, net of purchased power	750	792	(5.3%)	1,693	1,607	5.4%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	18,226	19,951	(8.6%)	19,494	19,883	(2.0%)
Distribution: Electricity distributed to Hydro One customers (GWh)	6,073	6,111	(0.6%)	13,811	13,517	2.2%

2

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2019 and 2018

Transmission Revenues
Transmission revenues decreased by 13.0% during the quarter ended June 30, 2019, primarily due to the following:

•	lower average monthly Ontario 60-minute peak demand driven by cooler weather in the second quarter of 2019;

•	deferred tax regulatory adjustment related to Accelerated CCA which will flow through to customers and is offset in lower taxes, with no impact on regulated ROE; and

•	revenue recognized in the second quarter of 2018 to reflect the Company’s position with respect to the deferred tax asset, which was subsequently reversed following the OEB decision.
The decrease of 5.6% in transmission revenues for the six months ended June 30, 2019 was the result of similar factors as noted above.
Distribution Revenues, Net of Purchased Power
Distribution revenues, net of purchased power, increased by 3.9% during the quarter ended June 30, 2019, primarily due to the following:

•	impacts relating to the 2018 and 2019 distribution rates per OEB decision received in March 2019; partially offset by

•	deferred tax regulatory adjustment related to Accelerated CCA which will flow through to customers and is offset in lower taxes, with no impact on regulated ROE.
The increase of 17.7% in distribution revenues, net of purchased power, for the six months ended June 30, 2019 was the result of similar factors as noted above.
OM&A Costs

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2019	2018	Change	2019	2018	Change
Transmission	104	98	6.1%	207	207	0.0%
Distribution	156	141	10.6%	303	288	5.2%
Other	(3)	4	(175.0%)	3	7	(57.1%)
	257	243	5.8%	513	502	2.2%
Transmission OM&A Costs
The increase of 6.1% in transmission OM&A costs for the quarter ended June 30, 2019 was primarily due to higher vegetation management coverage compared to the prior year.
Transmission OM&A costs for the six months ended June 30, 2019 were consistent with the prior year. Principal impacts on the levels of transmission OM&A costs included:

•	higher vegetation management coverage compared to prior year; offset by

•	lower volume of grid sustainment work and lower corporate support costs in 2019, compared to the prior year.
Distribution OM&A Costs
The increase of 10.6% in distribution OM&A costs for the quarter ended June 30, 2019 was primarily due to:

•	higher vegetation management coverage compared to the prior year; and

•	higher emergency power restoration costs due to a higher volume of non-storm related emergency calls; partially offset by

•	lower project and inventory write-offs; and

•	lower costs due to repatriation of the Call Centre which resulted in operational improvements.
The increase of 5.2% in distribution OM&A costs for the six months ended June 30, 2019 was primarily due to similar factors as noted above, as well as mutual storm assistance costs in the first quarter of 2018 (net income neutral).
Financing Charges
The increase of $13 million or 12.6% in financing charges for the quarter ended June 30, 2019 was primarily due to an increase in interest expense on long-term debt driven by higher weighted-average long-term debt balance outstanding in 2019, mainly due to the issuance of $1.5 billion long-term debt on April 5, 2019.
The increase of $24 million or 11.9% in financing charges for the six months ended June 30, 2019 was primarily due to the factor noted above.
Income Tax Expense
Income tax recovery was $5 million and income tax expense was $34 million for the three and six months ended June 30, 2019, respectively, compared to an expense of $34 million and $78 million in the comparable periods last year. The Company realized

3

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2019 and 2018

an effective tax rate (ETR) for the three and six months ended June 30, 2019 of approximately (3.1%) and 6.5%, respectively, compared to approximately 14.3% and 15.6% realized in the same periods last year.
As prescribed by the regulators, the Company recovers income taxes and is required to accrue its tax expense based on the tax liability determined without accounting for temporary differences recoverable from or refundable to customers in the future.
The decrease in income tax expense for the three months ended June 30, 2019 was primarily attributable to lower income before taxes in the three months ended June 30, 2019 compared to the same period last year, incremental tax deductions from deferred tax asset sharing mandated by the OEB and Accelerated CCA resulting from the enactment of certain 2019 federal and Ontario budget measures in the second quarter of 2019.
The decrease in income tax expense for the six months ended June 30, 2019 was primarily attributable to incremental tax deductions from deferred tax asset sharing mandated by the OEB and Accelerated CCA, partially offset by higher income before taxes in the six months ended June 30, 2019, compared to the same period last year.
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017
Revenues	1,403	1,750	1,480	1,598	1,466	1,566	1,429	1,511
Purchased power	653	807	741	733	674	751	662	675
Revenues, net of purchased power[1]	750	943	739	865	792	815	767	836
Net income (loss) to common shareholder	162	324	(685)	231	199	215	180	241

Basic and diluted EPS	$1,139	$2,278	($4,816)	$1,624	$1,399	$1,512	$1,265	$1,694

Earnings coverage ratio[2]	2.7	2.9	2.8	3.0	3.0	2.8	2.7	2.5

[1]	See section “Non-GAAP Measures” for description of revenues, net of purchased power.

[2]
Earnings coverage ratio has been presented for the twelve months ended as of each date indicated above and has been calculated as net income before financing charges and income taxes attributable to shareholder of Hydro One, divided by the sum of financing charges, capitalized interest, and preferred dividends.

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2019	2018	Change	2019	2018	Change
Transmission	161	316	(49.1%)	215	354	(39.3%)
Distribution	114	158	(27.8%)	202	263	(23.2%)
Total assets placed in-service	275	474	(42.0%)	417	617	(32.4%)
Transmission Assets Placed In-Service
Transmission assets placed in-service decreased by $155 million or 49.1% during the second quarter of 2019 primarily due to the following:

•	timing of assets placed in-service in the second quarter of 2018 for the Clarington transmission station; partially offset by

•	timing of assets placed in-service in the second quarter of 2019 for station sustainment investments (primarily at Enfield and Hanmer transmission stations).
Transmission assets placed in-service decreased by $139 million or 39.3% during the six months ended June 30, 2019 primarily due to similar factors as noted above, as well as timing of assets placed in-service in the first quarter of 2019 at St.Isidore, Cherrywood, Kenilworth and Horning transmission stations, partially offset by Orillia transmission station.

4

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2019 and 2018

Distribution Assets Placed In-Service
Distribution assets placed in-service decreased by $44 million or 27.8% during the second quarter of 2019 primarily due to lower volume of storm-related asset replacements in the second quarter of 2019 compared to prior year.
Distribution assets placed in-service decreased by $61 million or 23.2% during the six months ended June 30, 2019 primarily due to the factor noted above, as well as cumulative investments that were placed in-service for the Advanced Distribution System project and the Advanced Metering Infrastructure Wireless project work in the first half of 2018.
Capital Investments
The following table presents Hydro One’s capital investments during the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2019	2018	Change	2019	2018	Change
Transmission
Sustaining	208	211	(1.4%)	382	366	4.4%
Development	30	24	25.0%	49	47	4.3%
Other	4	7	(42.9%)	17	19	(10.5%)
	242	242	—%	448	432	3.7%
Distribution
Sustaining	64	101	(36.6%)	110	160	(31.3%)
Development	53	48	10.4%	97	94	3.2%
Other	9	8	12.5%	22	17	29.4%
	126	157	(19.7%)	229	271	(15.5%)

Total capital investments	368	399	(7.8%)	677	703	(3.7%)
Transmission Capital Investments
Transmission capital investments during the second quarter of 2019 were consistent with the prior year. Principal impacts on the levels of capital investments included:

•	higher volume of station refurbishments and replacements;

•	timing of investments in multi-year development projects;

•	timing of power transformer purchases for the spare transformer program to provide adequate coverage of aging transformer failures;

•	lower volume of overhead lines refurbishments and replacements; and

•	timing of information technology (IT) projects, including Tech Transformation and Windows 10 projects, and delayed minor asset purchases in 2019.
Transmission capital investments increased by $16 million or 3.7% during the six months ended June 30, 2019 primarily due to the following:

•	higher volume of overhead lines refurbishments and replacements; and

•	higher volume of work for the North American Electric Reliability Corporation Critical Infrastructure Protection project; partially offset by:

•	timing of IT projects, including Tech Transformation and Windows 10 projects, and delayed minor asset purchases in 2019.
Distribution Capital Investments
Distribution capital investments decreased by $31 million or 19.7% during the second quarter of 2019. Principal impacts on the levels of capital investments included:

•	lower volume of storm-related asset replacements;

•	lower spend in metering programs due to the completion of the Advanced Metering Infrastructure Wireless project last year, and lower volume of meter sustainment work;

•	lower expenditures due to disallowance of pension costs as a result of the OEB decision on the 2018-2022 distribution application; and

•	timing of IT projects, including Tech Transformation and Windows 10 projects, and delayed minor asset purchases in 2019; partially offset by

•	higher volume of equipment replacements due to emergency calls;

•	higher volume of new connections; and

•	higher volume of station refurbishments and replacements.

5

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2019 and 2018

Distribution capital investments decreased by $42 million or 15.5% during the six months ended June 30, 2019 primarily due to the following:

•	lower volume of storm-related asset replacements; and

•	lower costs due to disallowance of pension costs as a result of the OEB decision on the 2018-2022 distribution application; partially offset by:

•	higher volume of new connections;

•	higher volume of equipment replacements due to emergency calls; and

•	higher volume of station refurbishments and replacements.
Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at June 30, 2019:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Niagara Reinforcement Project	Niagara area Southwestern Ontario	New transmission line	2019[1]	135	127
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2022[2]	157	28
Waasigan Transmission Line	Thunder Bay-Atikokan Northwestern Ontario	New transmission line	2024[3]	35[3]	1[3]
Wataynikaneyap Power LP Line Connection	Northwestern Ontario	New transmission connection	2021	31	1
Leamington Area Transmission Reinforcement[4]	Leamington Southwestern Ontario	New transmission line and stations	2026[4]	325[4]	—

Sustainment Projects:
Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2020	109	104
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2020	147	130
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2022	112	71
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2023	111	69
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	117[5]	16
1 See section Regulation - Niagara Reinforcement Limited Partnership for additional information.
2 The majority of the East-West Tie Station Expansion project is expected to be placed in-service in 2021, enabling the connection and energization of the new East-West Tie transmission line. Additional work to complete the upgrades is expected to be placed in-service in 2022.
3 The in-service date and the costs of the Waasigan Transmission Line project (formerly known as Northwest Bulk Transmission Line Development project) relate to the development phase.
4 The Leamington Area Transmission Reinforcement project consists of the construction of a new double-circuit line between Chatham and Leamington and associated transmission stations and connections. The project is currently in the development stage. The anticipated in-service dates for the line and stations are between 2020 and 2026, and the total estimated cost is in the range of $290 million to $325 million, with approximately $143 million of the total estimated cost included in the projected capital investments tables in section "Future Capital Investments" below.
5 Approximately $107 million of the total estimated cost is included in the projected capital investments tables in section "Future Capital Investments" below.
Future Capital Investments
Following is a summary of estimated capital investments by Hydro One over the years 2019 to 2023. The Company’s estimates are based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
The 2019 to 2022 distribution capital investments estimates differ from prior disclosures, representing a decrease to reflect Hydro One’s five-year rate application for 2018-2022 distribution rates. The projections and the timing of the transmission 2020-2023 expenditures are subject to approval by the OEB.

6

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2019 and 2018

The following table summarizes Hydro One’s annual projected capital investments for 2019 to 2023, by business segment:

(millions of dollars)	2019	2020	2021	2022	2023
Transmission	1,049	1,203	1,329	1,380	1,381
Distribution	632	671	645	620	757
Total capital investments	1,681	1,874	1,974	2,000	2,138
The following table summarizes Hydro One’s annual projected capital investments for 2019 to 2023, by category:

(millions of dollars)	2019	2020	2021	2022	2023
Sustainment	1,068	1,182	1,397	1,479	1,530
Development	408	493	419	376	468
Other[1]	205	199	158	145	140
Total capital investments	1,681	1,874	1,974	2,000	2,138

[1]	“Other” capital expenditures consist of special projects, such as those relating to IT.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Three months ended June 30			Six months ended June 30
(millions of dollars)	2019	2018	2019	2018
Cash provided by operating activities	285	305	542	693
Cash provided by (used in) financing activities	61	1,311	(370)	1,232
Cash used in investing activities	(360)	(388)	(664)	(684)
Increase (decrease) in cash and cash equivalents	(14)	1,228	(492)	1,241
Cash provided by operating activities
Cash from operating activities decreased by $20 million during the three months ended June 30, 2019, compared to the same period in 2018. Changes in cash from operating activities were primarily impacted by various factors, including lower cash earnings in the second quarter of 2019, changes in receivable balances related to energy sales, and changes in accrual balances related to purchased power.
Cash from operating activities decreased by $151 million during the six months ended June 30, 2019, compared to the same period in 2018. Changes in cash from operating activities were primarily impacted by various factors, including lower cash earnings in 2019, changes in certain regulatory variance and deferral accounts, and changes in accrual balances related to purchased power.
Cash provided by (used in) financing activities
Sources of cash

•	During the second quarter and six months ended June 30, 2019, the Company issued $1.5 billion of long-term debt, compared to $1.4 billion long-term debt issued in the same periods last year.

•
The Company received proceeds of $482 million and $2,422 million from the issuance of short-term notes in the three and six months ended June 30, 2019, respectively, compared to $1,370 million and $2,542 million received in the same periods last year.

Uses of cash

•
The Company repaid $1,564 million and $3,076 million of short-term notes in the three and six months ended June 30, 2019, respectively, compared to $1,311 million and $2,420 million repaid in the same periods last year.

•
The Company redeemed all of its preferred shares totalling $486 million in the six months ended June 30, 2019, all in the first quarter, compared to no preferred shares redeemed in the same periods last year.

•
The Company repaid $1 million and $229 million of long-term debt during the three and six months ended June 30, 2019, respectively, compared to $1 million and $1 million of long-term debt repaid in the same periods last year.

•
In the three and six months ended June 30, 2019, the Company made returns of stated capital of $347 million and $485 million, respectively, compared to returns of stated capital of $136 million and $265 million made in the same periods last year.

•	Dividends paid in the three and six months ended June 30, 2019 were $nil and $3 million, respectively, compared to dividends of $3 million and $10 million paid in the same periods last year.

7

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2019 and 2018

Cash used in investing activities
Uses of cash

•	Capital expenditures were $29 million and $26 million lower in the second quarter of 2019 and year-to-date 2019, respectively, primarily due to lower volume and timing of capital investment work.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO, Hydro One's commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $2.3 billion in short-term notes with a term to maturity of up to 365 days. On March 25, 2019, the maximum number of short-term notes authorized for issuance was increased from $1.5 billion to $2.3 billion.
At June 30, 2019, Hydro One had $598 million in commercial paper borrowings outstanding, compared to $1,252 million outstanding at December 31, 2018. The interest rates on the commercial paper borrowings outstanding at June 30, 2019 ranged from 1.8% to 2.3%. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with total availability of $2.3 billion. On June 3, 2019, the maturity date for the Operating Credit Facilities was extended from 2022 to 2024. At June 30, 2019 and December 31, 2018, no amounts were drawn on the Operating Credit Facilities. The Company may use these credit facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of FFO are expected to be sufficient to fund the Company’s normal operating requirements.
At June 30, 2019, the Company had long-term debt outstanding in the principal amount of $11,987 million, which included $11,845 million of long-term debt issued by Hydro One and long-term debt in the principal amount of $142 million issued by HOSSM. The majority of long-term debt issued by Hydro One has been issued under its Medium Term Note (MTN) Program. The long-term debt consists of notes and debentures that mature between 2019 and 2064, and at June 30, 2019, had a weighted-average term to maturity of approximately 15.5 years and a weighted-average coupon rate of 4.1%.
The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4.0 billion, and at June 30, 2019, $1.1 billion remained available for issuance until April 2020.
Compliance
At June 30, 2019, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

8

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2019 and 2018

Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

June 30, 2019 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	11,987	1,153	1,406	833	8,595
Long-term debt - interest payments	8,494	486	909	846	6,253
Short-term notes payable	598	598	—	—	—
Pension contributions[1]	437	78	156	162	41
Environmental and asset retirement obligations	180	24	62	59	35
Outsourcing and other agreements	237	135	82	5	15
Lease obligations	30	9	11	3	7
Long-term software/meter agreement	35	18	13	3	1
Total contractual obligations	21,998	2,501	2,639	1,911	14,947

Other commercial commitments (by year of expiry)
Operating Credit Facilities[2]	2,300	—	—	2,300	—
Letters of credit[3]	163	163	—	—	—
Guarantees[4]	325	325	—	—	—
Total other commercial commitments	2,788	488	—	2,300	—

[1]
Contributions to the Hydro One Pension Fund are generally made one month in arrears. Company and employee contributions to the Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable.

[2]	On June 3, 2019, the maturity date for the Operating Credit Facilities was extended to 2024.

[3]
Letters of credit consist of a $155 million letter of credit related to retirement compensation arrangements, $5 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.

[4]	Guarantees consist of prudential support provided to the Independent Electricity System Operator (IESO) by Hydro One on behalf of its subsidiaries.
SHARE CAPITAL
Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At August 8, 2019, Hydro One had 142,239 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. The Company has two series of preferred shares authorized for issuance: the Class A preferred shares and Class B preferred shares. At August 8, 2019, the Company had no Class A or Class B preferred shares issued and outstanding.
REGULATION
The OEB approves both the revenue requirements of and the rates charged by Hydro One’s regulated transmission and distribution businesses. The rates are designed to permit the Company’s transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames.

9

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2019 and 2018

The following table summarizes the status of Hydro One’s major regulatory proceedings with the OEB:

Application	Years	Type	Status

Electricity Rates
Hydro One Networks	2017-2018	Transmission – Cost-of-service	OEB decision received[1]
Hydro One Networks	2019	Transmission – Revenue Cap	OEB decision received
Hydro One Networks	2020-2022	Transmission – Custom	OEB decision pending
Hydro One Networks	2018-2022	Distribution – Custom	OEB decision received[2]
B2M LP	2015-2019	Transmission – Cost-of-service	OEB decision received
B2M LP	2020-2024	Transmission – Revenue Cap	OEB decision pending
HOSSM	2017-2026	Transmission – Revenue Cap	OEB decision received

Mergers Acquisitions Amalgamations and Divestitures (MAAD)
Orillia Power	n/a	Acquisition	OEB decision pending[3]
Peterborough Distribution	n/a	Acquisition	OEB decision pending

Leave to Construct
East-West Tie Station Expansion	n/a	Section 92	OEB decision received
Lake Superior Link Project	n/a	Section 92	OEB decision received[4]

[1]	On March 7, 2019, the OEB upheld its Original Decision relating to the deferred tax asset. On April 5, 2019, the Company filed an appeal with the Ontario Divisional Court.

[2]
On March 26, 2019, the Company filed a motion to review and vary the OEB's decision with respect to recovery of pension costs. On April 5, 2019, the Company filed an appeal with the Ontario Divisional Court, which is being held in abeyance pending the outcome of the motion.

3 In September 2018, Hydro One filed a new MAAD application with the OEB to acquire Orillia Power.
4 On February 11, 2019, the OEB issued its decision awarding the construction of the East-West Tie Line to NextBridge, as directed by the Province of Ontario (Province) on January 30, 2019.
The following table summarizes the key elements and status of Hydro One’s electricity rate applications:

Application	Year	ROE Allowed (A) or Forecast (F)	Rate Base Allowed (A) or Forecast (F)	Rate Application Status	Rate Order Status

Transmission
Hydro One Networks	2019	n/a1	n/a1	Filed in October 2018	Approved in June 2019
	2020	8.98% (F)	$12,375 million[2] (F)	Filed in March 2019	To be filed
	2021	8.98% (F)	$13,093 million[2] (F)	Filed in March 2019	To be filed
	2022	8.98% (F)	$13,917 million[2] (F)	Filed in March 2019	To be filed

B2M LP	2019	8.98% (A)	$496 million (A)	Approved in December 2015	Approved in December 2018
B2M LP	2020-2024	8.98% (F)	$490 million (F)	Filed in July 2019	To be filed

HOSSM	2017-2026	9.19% (A)	$218 million (A)	Approved in October 2016	Approved in July 2019[3]

Distribution
Hydro One Networks	2018	9.00% (A)	$7,637 million (F)	Filed in March 2017[4]	Approved in June 2019
	2019	8.98% (A)	$7,894 million (F)	Filed in March 2017[4]	Approved in June 2019
	2020	8.98% (F)	$8,175 million (F)	Filed in March 2017[4]	To be filed in 2019
	2021	8.98% (F)	$8,517 million (F)	Filed in March 2017[4]	To be filed in 2020
	2022	8.98% (F)	$8,813 million (F)	Filed in March 2017[4]	To be filed in 2021
1 The Revenue Cap application is a formulaic adjustment to the approved revenue requirement and does not consider ROE or rate base.
2 On June 19, 2019, Hydro One filed updates to the application reflecting recent financial results and other adjustments.

[3]
In October 2016, the OEB approved the 2017-2026 revenue requirements. In June 2019, the OEB approved the request for an inflationary increase (revenue cap escalator index) to the 2019 revenue requirement. On July 18, 2019, the OEB issued the final rate order including a final 2019 revenue requirement of $38 million to be included in the 2019 Uniform Transmission Rates (UTRs).

[4]	On June 11, 2019, the OEB approved Hydro One Networks' rate order which included the rate base amounts shown above.
Electricity Rates Applications
Hydro One Networks - Transmission
On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Original Decision), with 2017 rates effective January 1, 2017.
In its Original Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act, 1998 (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a

10

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2019 and 2018

decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of a portion of both Hydro One Networks' transmission and distribution deferred income tax regulatory asset. In October 2017, the Company filed a Motion to Review and Vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal). In both cases, the Company's position was that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Original Decision relating to the deferred tax asset to an OEB panel for reconsideration.
On March 7, 2019, the OEB issued its reconsideration decision and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019 the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks’ distribution rates. As a result, as at December 31, 2018, the Company recognized an impairment charge of Hydro One Networks' distribution deferred income tax regulatory asset of $474 million and Hydro One Networks' transmission deferred income tax regulatory asset of $558 million, an increase in deferred income tax regulatory liability of $81 million, and a decrease in the foregone revenue deferral regulatory asset of $68 million. After recognition of the related $314 million deferred tax asset, the Company recorded an $867 million one-time decrease in net income as a reversal of revenues of $68 million, and charge to deferred tax expense of $799 million, which is expected to result in an annual decrease to FFO in the range of $50 million to $60 million. Notwithstanding the recognition of the effects of the decision in the 2018 financial statements, on April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's deferred tax asset decision. The appeal is scheduled to be heard on November 21, 2019.
On October 26, 2018, Hydro One filed a one-year inflation based application with the OEB for 2019 transmission revenue requirement. On December 20, 2018, the OEB issued a decision approving Hydro One's 2018 revenue requirement as interim for 2019. On April 25, 2019, the OEB issued its decision on Hydro One’s 2019 transmission rate application, and set the revenue index at 1.4% on a final basis effective May 1, 2019.
On March 21, 2019, the Company filed a three-year Custom Incentive Rate application with the OEB for 2020-2022 transmission rates. On June 19, 2019, Hydro One filed updates to the application reflecting recent financial results and other adjustments. The OEB decision is pending.
Hydro One Networks - Distribution
On March 31, 2017, Hydro One Networks filed a custom application with the OEB for 2018-2022 distribution rates under the OEB’s incentive-based regulatory framework (2018-2022 Distribution Application), which was subsequently updated on June 7 and December 21, 2017. The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels.
On March 7, 2019, the OEB rendered its decision on the 2018-2022 Distribution Application. In accordance with the OEB decision, the Company filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved the rate order confirming these updated revenue requirements. See above in “- Hydro One Networks - Transmission” for impacts relating to the distribution deferred income tax regulatory asset.
On March 26, 2019, the Company filed a motion to review and vary the OEB's decision with respect to recovery of pension costs, and on April 5, 2019, the Company filed an appeal with the Ontario Divisional Court. The appeal is being held in abeyance pending the outcome of the motion.
Hydro One Remote Communities
On November 5, 2018, Hydro One Remote Communities filed an application with the OEB seeking approval for increased base rates of 1.8% effective May 1, 2019. On February 11, 2019, the OEB issued a draft decision approving the requested increase, which was later finalized on March 28, 2019.
Hydro One Remote Communities is fully financed by debt and is operated as a break-even entity with no ROE.
Niagara Reinforcement Limited Partnership (NRLP)
On September 19, 2018, NRLP was formed to own and operate a new 230 kV transmission line in the Niagara region that will enable generators in the Niagara area to connect to the load centres of the Greater Toronto and Hamilton areas. NRLP is designed to include minority participation of local First Nations partners in a structure similar to B2M LP.
On September 27, 2018, Hydro One filed a transmission licence application with the OEB for NRLP. On October 25, 2018, Hydro One filed two other applications with the OEB relating to NRLP requesting approval for Hydro One Networks to sell the applicable assets to NRLP and approval of interim rates to include in the 2019 UTRs. On December 20, 2018, the OEB issued a decision finding that the request for approval for an interim revenue requirement effective January 1, 2019 was premature but indicated that there would be an opportunity to adjudicate the matter at a later date.

11

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2019 and 2018

In January 2019, construction on the project was halted due to a land dispute with the Haudenosaunee Confederacy Chiefs Council (HCCC). On March 1, 2019, Hydro One filed a letter with the OEB requesting that the three previously-filed applications be heard together once the land dispute is resolved. On March 15, 2019, the OEB put the NRLP applications in abeyance per Hydro One’s request.
Hydro One filed an application with the Ontario Superior Court of Justice for injunctive relief (injunction) against members of the HCCC amongst others. On July 15, 2019, Hydro One was granted an injunction order. Hydro One has resumed construction. On August 1, 2019, Hydro One filed an update to the three previously-filed OEB applications and asked that the OEB resume adjudication of the applications.
HOSSM
HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB MAAD decision dated October 13, 2016. In July 2018, HOSSM filed a 2019 application to allow for inflationary increase (revenue cap escalator index) to its previously approved revenue requirement. The revenue cap escalator index is designed to add inflationary increases to the revenue requirement on an annual basis. On June 20, 2019, the OEB approved the revenue cap escalator index at 1.1% (net) which was applied to HOSSM's base revenue requirement for 2019, effective February 1, 2019, and also approved the 2019-2026 revenue cap framework.
B2M LP
On July 31, 2019, B2M LP filed a transmission rate application for 2020-2024, seeking a base revenue requirement of $36 million for 2020, and a 1.4% revenue cap escalator index for 2021 to 2024.
MAAD Applications
Orillia Power MAAD Application
In 2016, Hydro One filed a MAAD application (2016 Application) with the OEB to acquire Orillia Power Distribution Corporation (Orillia Power) from the City of Orillia, Ontario. On April 12, 2018, the OEB issued a decision denying Hydro One's proposed acquisition of Orillia Power. On September 26, 2018, Hydro One filed a new MAAD application (2018 Application) with the OEB to acquire Orillia Power. The evidence in the 2018 Application is similar to that provided in the 2016 Application. However, it includes additional information that was not available at the time Hydro One filed its 2016 MAAD Application, including updates to reflect current variables to costs and other metrics, as well as future cost structures pertaining to the acquired entity.
On October 16, 2018, the School Energy Coalition (SEC) filed a motion with the OEB seeking an order dismissing the 2018 Application. On January 16, 2019, Hydro One and Orillia Power filed submissions on the SEC motion, maintaining that the motion should be dismissed, and that the 2018 Application should be heard by the OEB. On March 12, 2019, the OEB dismissed SEC's motion. At the request of Hydro One, on March 21, 2019, the OEB cancelled the deadlines for interrogatories to allow Hydro One to file amended or supplemental evidence in response to the OEB decision on Hydro One’s 2018-2022 Distribution Application. Hydro One filed the supplemental evidence on April 26, 2019. A transcribed technical conference is scheduled for October 3-4, 2019. The OEB decision is pending.
Peterborough Distribution MAAD Application
On October 12, 2018, the Company filed an application with the OEB for approval of the acquisition of business and distribution assets of Peterborough Distribution Inc. (Peterborough Distribution). On October 25, 2018, an advance ruling certification application was filed with the Competition Bureau. On November 14, 2018, the Competition Bureau issued a no action letter, meaning that transaction can proceed from the Competition Bureau’s perspective. At the request of Hydro One, on March 21, 2019, the OEB allowed Hydro One to file amended or supplemental evidence in response to the OEB decision on Hydro One’s 2018-2022 Distribution Application. Hydro One filed the supplemental evidence on April 26, 2019. A transcribed technical conference is scheduled for October 3-4, 2019. The OEB decision is pending.
OTHER DEVELOPMENTS
Collective Agreements
On March 25, 2019, Hydro One and the Society of United Professionals (Society) announced the tentative settlement of a two-year collective agreement covering approximately 1,500 employees in critical engineering, supervisory and administrative roles. The agreement covering the period from April 1, 2019 to March 31, 2021 was ratified by the Society on April 30, 2019.
Litigation
Hydro One, Hydro One Networks, Hydro One Remote Communities, and Norfolk Power Distribution Inc. were defendants in a class action suit commenced in 2015 in which the representative plaintiff was seeking up to $125 million in damages related to allegations of improper billing practices. In March 2019, the plaintiff’s application for leave to appeal the lower court’s refusal to certify the lawsuit as a class action was denied by the Ontario Court of Appeal, which means that the lawsuit has effectively ended.

12

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2019 and 2018

2019 Federal and Ontario Budgets
Impact
Certain 2019 federal and Ontario budget measures enacted during the six months ended June 30, 2019 provide certain time-limited investment incentives permitting Hydro One to deduct Accelerated CCA of up to three times the first-year rate for eligible capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028. The Accelerated CCA resulted in a temporary reduction in the Company’s ETR and the recognition of a tax regulatory liability relating to the Accelerated CCA that has not been reflected in the OEB approved rates. The timing of the disposition of the tax regulatory liability is subject to OEB approval, and may have a material impact on Hydro One’s future cash flows in the near term.
Estimated ETR Change
Hydro One expects that the OEB’s March 7, 2019 decision relating to the sharing of the Company’s deferred tax asset and the Accelerated CCA will lower the Company's ETR in 2019 and in the next 5 years.
HYDRO ONE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors
On June 24, 2019, Hydro One announced that Board of Directors (Board) Chair Tom Woods would be stepping down from the Board on July 31, 2019. On July 2, 2019, Hydro One announced that Tim Hodgson has been appointed by the Board to serve as the Board Chair commencing August 1, 2019.
Executive Officers
On March 28, 2019, Hydro One announced the appointment of Mark Poweska as President and Chief Executive Officer (CEO) of Hydro One and Hydro One Limited, effective May 10, 2019.
In April 2019, Greg Kiraly, Chief Operating Officer, and Jamie Scarlett, Executive Vice President and Chief Legal Officer, left the Company following a period of planned leadership transition.
On May 8, 2019, Chris Lopez was appointed as the Chief Financial Officer of Hydro One and Hydro One Limited, effective May 9, 2019.
On July 10, 2019, Hydro One announced the appointment of Saylor Millitz-Lee, as Executive Vice President and Chief Human Resources Officer, effective immediately.
Executive Compensation
On March 8, 2019, Hydro One released a revised executive compensation framework for its Board, the CEO and other executives that was approved by the Management Board of Cabinet of the Province.
NON-GAAP MEASURES
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, FFO provides a consistent measure of the cash generating performance of the Company’s assets.

Three months ended June 30			Six months ended June 30
(millions of dollars)	2019	2018	2019	2018
Net cash from operating activities	285	305	542	693
Changes in non-cash balances related to operations	50	92	164	142
Preferred share dividends	—	(2)	(2)	(4)
Distributions to noncontrolling interest	(2)	(2)	(6)	(5)
FFO	333	393	698	826

13

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2019 and 2018

Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the distribution segment, as purchased power is fully recovered through revenues.

Three months ended June 30			Six months ended June 30
(millions of dollars)	2019	2018	2019	2018
Revenues	1,403	1,466	3,153	3,032
Less: Purchased power	653	674	1,460	1,425
Revenues, net of purchased power	750	792	1,693	1,607

Three months ended June 30			Six months ended June 30
(millions of dollars)	2019	2018	2019	2018
Distribution revenues	1,029	1,036	2,350	2,181
Less: Purchased power	653	674	1,460	1,425
Distribution revenues, net of purchased power	376	362	890	756
FFO, revenues, net of purchased power, and distribution revenues, net of purchased power are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One with approximately 47.3% ownership at June 30, 2019. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Telecom, and 2587264 Ontario Inc. are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three and six months ended June 30, 2019 and 2018:

(millions of dollars)		Three months ended June 30		Six months ended June 30
Related Party	Transaction	2019	2018	2019	2018
IESO	Power purchased	259	245	809	758
	Revenues for transmission services	370	414	783	819
	Amounts related to electricity rebates	104	103	242	240
	Distribution revenues related to rural rate protection	60	61	118	118
	Distribution revenues related to the supply of electricity to remote northern communities	9	8	18	16
	Funding received related to Conservation and Demand Management programs	8	10	23	22
OPG	Power purchased	2	2	5	6
	Revenues related to provision of services and supply of electricity	1	2	3	4
	Costs related to the purchase of services	1	—	1	—
OEFC	Power purchased from power contracts administered by the OEFC	—	—	1	1
OEB	OEB fees	2	2	4	4
Hydro One Limited	Return of stated capital	347	136	485	265
	Dividends paid	—	1	1	6
	Stock-based compensation costs	1	6	8	12
	Cost recovery for services provided	4	3	7	7
Hydro One Telecom	Services received – costs expensed	5	6	11	12
	Revenues for services provided	—	—	1	1
2587264 Ontario Inc.	Preferred shares redeemed	—	—	486	—
	Dividends paid	—	2	2	4

14

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2019 and 2018

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2019, that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Codifications (ASCs) and Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASC 842	February 2016 - January 2019
Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet.
January 1, 2019
Hydro One adopted ASC 842 on January 1, 2019 using the modified retrospective transition approach using the effective date of January 1, 2019 as its date of initial application. See Note 2 to the financial statements for impact of adoption. The Company has included the disclosure requirements of ASC 842 for interim periods in Note 17 to the financial statements.

ASU 2017-12	August 2017
Amendments will better align an entity's risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and presentation of hedge results.
			January 1, 2019	No impact upon adoption
ASU 2018-07	June 2018
Expansion in the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. Previously, ASC 718 was only applicable to share-based payment transactions for acquiring goods and services from employees.
			January 1, 2019	No impact upon adoption
ASU 2018-15	August 2018
The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement is not affected by the amendment.
			January 1, 2020	Hydro One early-adopted this ASU on April 1, 2019. The ASU was applied prospectively and there was no material impact upon adoption.
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated impact on Hydro One
ASU 2019-01	March 2019
This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 will not be applicable in the adoption of ASC 842.
			January 1, 2020	Under assessment
ASU 2019-04	April 2019
This amendment clarifies, corrects and improves several aspects of the guidance under Topic 326 Financial Instruments - Credit Losses, Topic 815 Derivatives and Hedging and Topic 825 Financial Instruments.
			January 1, 2020	Under assessment
ASU 2019-05	May 2019
The amendments in this update provide entities with an option to irrevocably elect the fair value option to be applied on an instrument-by-instrument basis for certain financial assets upon the adoption of Topic 326.
			January 1, 2020	Under assessment

15

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2019 and 2018

FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications, including resulting decisions, rates and expected impacts and timing; the Company’s liquidity and capital resources and operational requirements; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; ongoing and planned projects and initiatives, including expected results and completion dates; expected future capital investments, including expected timing and investment plans; contractual obligations and other commercial commitments; expected impacts relating to the deferred tax asset; Hydro One's appeal of the OEB's deferred tax asset decision; the motion to review and vary the OEB’s decision relating to recovery of pension costs and the related appeal; NRLP, related regulatory applications, and expectations related to the project, including timing; collective agreements; the pension plan, future pension contributions, valuations and expected impacts; the anticipated impacts of the Accelerated CCA on Hydro One, including timing of such impacts; the Company’s expectations relating to its ETR; non-GAAP measures; internal control over financial reporting and disclosure; recent accounting-related guidance; and the Company’s acquisitions and mergers, including Orillia Power and Peterborough Distribution. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•
risks associated with the Province’s share ownership of Hydro One's parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures, or denials of applications;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•
the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security and maintaining a complex IT system infrastructure;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	the risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	the risk of a credit rating downgrade and its impact on the Company’s funding and liquidity;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

16

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2019 and 2018

•
the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using US GAAP;

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system; and

•	the risk related to the impact of the new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section “Risk Management and Risk Factors” in the 2018 amended MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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